SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Interim Financial Statements (Unaudited) Net Serviços de Comunicação S.A. September 30, 2003 with Independent Accountants Review Report

Condensed Consolidated Interim Financial Statements (Unaudited)

Contents

Page
Independent Accountants’ Review Report	1
Condensed consolidated balance sheets - September 30, 2003 (Unaudited) and December 31, 2002	3
Condensed consolidated statements of operations for the three and nine-month periods ended September 30, 2003 and 2002 (Unaudited)	5
Condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2003 and 2002 (Unaudited)	6
Condensed consolidated statements of changes in stockholders’ equity for the nine-month period ended September 30, 2003 and of comprehensive loss for the nine-month periods ended September 30, 2003 and 2002 (Unaudited)	7
Notes to condensed consolidated financial statements (Unaudited) – September 30, 2003	8

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of September 30, 2003 and the related condensed consolidated statements of operations for the three and nine-month periods ended September 30, 2003 and 2002, the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2003 and 2002, the condensed consolidated statements of stockholders’ equity for the nine-month period ended September 30, 2003 and the comprehensive loss for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2002, and the related consolidated statement of operations, cash flows and stockholders’ equity for the year then ended (not presented herein) and in our report dated March 25, 2003, except for Note 20 thereto as to which the date is May 6, 2003, which report contained an explanatory paragraph regarding the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

The accompanying condensed consolidated interim financial statements have been prepared assuming that Net Serviços de Comunicação S.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying interim financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
November 5, 2003

Net Serviços de Comunicação S.A.
Condensed Consolidated Balance Sheets ( Unaudited )
(Expressed in thousands of United States dollars, except share amounts )

	September 30, 2003		December 31, 2002

Assets
Current assets
Cash and cash equivalents	US$	52,128	US$	15,755
Trade accounts receivable, net of allowance for doubtful accounts of $15,322 and $11,916 in 2003 and 2002, respectively		38,178		29,612
Recoverable income tax		4,471		2,389
Prepaid expenses		10,730		3,109
Other assets		1,851		1,685

Total current assets		107,358		52,550

Property and equipment, net		378,591		349,914
Investments and advances to equity investees		2,116		857
Goodwill on acquisition of consolidated subsidiaries, net		265,432		221,687
Judicial deposits		21,955		30,426
Deferred income taxes and recoverable tax		6,425		3,437
Other long-term assets		2,586		1,552

Total assets	US$	784,463	US$	660,423

	September 30, 2003		December 31, 2002

Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	US$	17,084	US$	25,785
Accounts payable to programmers		56,748		51,060
Income taxes payable		2,169		201
Sales taxes		10,445		13,586
Payroll and related charges		11,773		5,680
Short-term debt		345,764		323,748
Deferred subscription revenue		20,542		14,846
Interest payable		110,364		44,302
Other payables and accrued expenses		3,779		3,283

Total current liabilities		578,668		482,491
Long-term liabilities
Accounts payable to programmers		10,618		-
Due to related companies		2,006		2,111
Deferred sign-on, hook-up fee and programming benefit		25,143		19,980
Other taxes		2,346		3,725
Reserve for contingencies		140,586		112,148
Other payables and accrued expenses		2,685		3,718

Total long-term liabilities		183,384		141,682

Total liabilities		762,052		624,173

Stockholders’ equity
Preferred stock, no par value shares authorized, issued and outstanding (2003 and 2002 - 1,198,784,187)		1,493,279		1,493,279
Common stock, no par value, issued and outstanding
(2003 and 2002 –828,371,343)		811,737		811,737
Additional paid-in capital		10,357		10,357
Accumulated deficit		(2,063,332)		(2,046,629)
Accumulated other comprehensive loss		(229,630)		(232,494)

Total stockholders’ equity		22,411		36,250

Total liabilities and stockholders’ equity	US$	784,463	US$	660,423

	Three months ended September 30,				Nine months ended September 30,

	2003		2002		2003		2002

Revenues
Subscriptions	US$	120,889	US$	99,862	US$	322,309	US$	347,696
Sign-on and hook-up fees		2,369		1,780		6,617		7,609
Telecommunication services		5,100		3,844		13,079		14,561
Pay-per-view		4,696		4,971		11,890		13,893
Other services		2,676		2,257		7,212		8,292

Total revenues		135,730		112,714		361,107		392,051
Taxes and other deductions from revenues		(25,737)		(19,856)		(68,381)		(67,373)

Net operating revenue		109,993		92,858		292,726		324,678

Programming and other direct operating costs		(61,075)		(55,531)		(163,738)		(186,571)
Selling, general and administrative expenses		(19,698)		(17,223)		(54,765)		(56,818)
Depreciation and amortization		(19,251)		(17,277)		(49,437)		(65,248)
Other		(663)		(197)		(2,034)		(2,847)

Operating costs and expenses		(100,687)		(90,228)		(269,974)		(311,484)

Operating income		9,306		2,630		22,752		13,194
Other income (expenses):
Monetary indexation, net		(1,252)		(12,246)		2,502		(27,002)
Gain (loss) on exchange rate, net		(5,037)		(85,042)		37,812		(151,336)
Interest expense		(23,342)		(14,985)		(55,368)		(51,063)
Financial expense, net		(6,418)		(7,547)		(25,377)		(40,331)
Interest income		2,462		2,894		4,731		5,200
Other		(684)		(97)		(1,531)		894

Total other income (expenses)		(34,271)		(117,023)		(37,231)		(263,638)

Loss before equity in results of investeesand minority interests		(24,965)		(114,393)		(14,479)		(250,444)
Equity gain (loss) of investees		271		(889)		(840)		(502)

Loss before income taxes and cumulative effect of accounting changes		(24,694)		(115,282)		(15,319)		(250,946)
Income tax expense		(371)		(432)		(1,384)		(3,966)

Loss before cumulative effect of accounting changes		(25,065)		(115,714)		(16,703)		(254,912)

Cumulative effect of accounting changes		-		-		-		(367,733)

Net loss	US$	(25,065)	US$	(115,714)	US$	(16,703)	US$	(622,645)

Basic and diluted net loss per share before cumulative accounting change	US$	(0.01)	US$	(0.10)	US$	(0.01)	US$	(0.44)

Cumulative effect of accounting changes	US$	-	US$	-	US$	-	US$	(0.64)

Net loss per share, basic and diluted	US$	(0.01)	US$	(0.10)	US$	(0.01)	US$	(1.08)

Weighted average number of common and preferred shares outstanding		2,028,855,530		1,168,139,416		2,028,855,530		576,796,663

See notes to condensed consolidated financial statements.

	Nine-months ended September 30,

	2003	2002

Operating activities
Net loss result for the period	US$ (16,703)	US$ (622,645)
Adjustments to reconcile net loss for the period
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	1,171	3,888
Amortization of deferred sign-on and hook-up fee revenues	(2,939)	(3,516)
Equity in loss of investees	840	502
Exchange losses, monetary indexation and interest , net	30,313	195,435
Depreciation and amortization	49,437	65,248
Deferred income tax	(2,263)	3,426
Cumulative effect of accounting change	-	367,733
Result on write-off and disposal of assets,net	1,621	(958)
Contingencies additions	13,796	-
Amortization of stock purchase plan compensation cost	-	594
(Increase) decrease in operating assets:
Trade accounts receivable	(2,242)	(7,567)
Income taxes recoverable	(1,307)	5,390
Prepaid expenses and other assets	(11,870)	(2,427)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers and programmers	(13,047)	89,656
Income taxes payable	1,808	540
Payroll and related charges	4,608	(878)
Sales Taxes, accruals and other payables and other	(10,740)	15,554

Net cash provided by operating activities	42,483	109,975

Investing activities

Advances to related companies, net of repayments	(1,219)	397
Acquisition of property and equipment	(13,212)	(31,810)
Proceeds from sale of equipment	3,421	4,582

Net cash used by investing activities	(11,010)	(26,831)

Financing activities
Short-term debt
Issuances	37	45,963
Repayments	(86)	(101,984)
Long-term debt
Issuances	-	-
Repayments	-	(88,291)
Related party loans
Issuances	16	2,327
Repayments	(6)	(1,203)
Capital contributions in cash, including capital advances	-	91,961

Net cash used by financing activities	(39)	(51,227)

Effect of exchange rate changes on cash and cash equivalents	4,939	(15,009)

Net increase in cash and cash equivalents	36,373	16,908

Cash and cash equivalents at beginning of the period	15,755	12,474

Cash and cash equivalents at end of the period	US$ 52,128	US$ 29,382

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 1,192	US$ 363
Cash paid for interest	US$ 25	US$ 52,928

See notes to condensed consolidated financial statements.

			Capital
	Number of shares					Additional		Accumulated other
	Preferred	Common	Preferred	Capital stock Common	Total	paid-in capital	Accumulated deficit	Comprehensive Loss	Total
Changes in stockholders’ equity for the nine- month period ended September 30,2003

At January 1, 2003	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 10,357	US$ (2,046,629)	US$ (232,494)	US$ 36,250

Change in cumulative translation adjustment for the period	-	-	-	-	-	-	-	2,864	2,864

Net income for the period	-	-	-	-	-	-	(16,703)	-	(16,703)

At September 30, 2003	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 10,357	US$ (2.063,332)	US$ (229,630)	US$ 22,411

Comprehensive loss for the nine- month periods ended September 30, 2003 and 2002	2003	2002
Net loss for the period	US$ (16,703)	US$ (622,645)
Cumulative Translation Adjustments
	2,864	9,506
Total comprehensive loss	US$ (13,839)	US$ (613,139)

See notes to condensed consolidated financial statements.

1. The Company and its principal operations

Nature of Business

The Company and its subsidiaries provide cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities.

The exchange rate of the Brazilian real (“R$”) to the U.S. dollar was R$2.9234:US$1.00 at September 30, 2003 and R$3.5333:US$1.00 at December 31, 2002. At November 05, 2003 the exchange rate was R$2.8262:US$1.00. The strengthening of the Brazilian real exchange rate during the nine-month period ended September 30, 2003 had a positive effect on the Company’s financial position and results of operations due to its high level of foreign currency denominated debt.

As described in footnote 7, the Company concluded the negotiation with its main content providers through its programming broker, Net Brasil S.A., a related party to de-denominate its programming costs into Brazilian reais from the US dollar and align such cost with its revenues.

The Company understands that achieving balance between its cash generation and its debt obligation is essential. Thus, negotiations with its financial creditors should be completed so as to reach a balanced working capital structure that may provide a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility. This will be possible by tailoring a repayment stream that is consistent with the Company’s business plan in the medium term.

The Company's Management has been continuously working on clarifying the business plan to its creditors in order to make the Company’s debt repayment proposal feasible. Specific costs related to debt – restructuring of approximately US$5,000, were classified as prepaid expenses and will be amortized accordingly to the negotiations articles. During the week of March 17, 2003, the Company submitted a proposal to its creditors, along with the revised business plan. Management is continuing these negotiations during the fourth quarter and expects them to be completed before the end of 2003 or in the early 2004.

Company’s Management continues to focus on the ongoing debt-restructuring plan and the reduction of operating costs. Furthermore, the Company has developed tools to make selective investment decisions, aligning them with its operational cash flow generation.

Due to the failure to settle certain obligations, which could have their payment flows impacted by the completion of the ongoing debt restructuring process, and the disputes regarding the compliance with restrictive contractual covenants, the Company is subject to the possibility of a collection suit from creditors, either independently or jointly.

Currently, overdue credits corresponding to 7.2% of total debt have been called by the bank and are subject to additional court proceedings. Based on the existing facts, Management does not believe that these court proceedings will affect the Company’s operating performance, or its ability to continue the negotiations with creditors.

The accompanying condensed consolidated financial statements do not reflect any adjustments that might be required upon the resolution of the uncertainties discussed above.

2. Basis of presentation of the condensed consolidated interim financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the nine-month period ended September 30, 2003 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2003.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2002.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3. Significant accounting policies

The accounts of the Company and its Brazilian subsidiaries and equity investee companies are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”.

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2002.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the nine-month period ended September, 2003 and 2002 amounted to US$ 10,897 and US$ 9,683, respectively.

4. Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities –and Interpretation of ARB No. 51”, (FIN 46”). This interpretation of Accounting Research Bulletin No.51, “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities if certain criteria are met. At October 8, 2003, FASB agreed to defer the effective date of this interpretation for variable interest in all entities that were acquired prior to February 1, 2003 until the end of periods ending after December 15, 2003. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is still evaluating the impact of this interpretation on its financial statements. However, the Company does not believe that the adoption of FIN 46 will have a material impact on its results of operations and financial position.

In May 2003, the FASB issued FASB statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity “. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. This Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments outstanding before the issuance date of the statement and still existing at July 1,2003. Restatement is not permitted. The adoption of this statement did not have a material impact on the consolidated financial statements.

5. Goodwill on acquisition of consolidated subsidiaries, net

In January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinitive useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

Upon adoption of FAS 142 in 2002, the Company recorded a non-cash charge of US$367,733 to reduce the carrying value of Goodwill. Such charge was non operational in nature and was reflected as a cumulative effect of accounting change in the accompanying condensed consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The impairment was associated with the decline in Company’s stock price since the acquisitions of Net Sul and Vicom were made during 2000.

During the fourth quarter 2002, the Company performed its annual impairment review for goodwill and recorded an additional charge of US$2,773 related to Vicom, which was recorded as a component of operating income in the statement of operations. The charge reflects Vicom’s lower than expected performance mainly due to lack of Capex investments during 2002. The cable reporting units had no additional impairment charge even considering the higher discount rates applied, mainly to the positive effects of the cost reduction measures taken since the acquisitions on their future cash flows.

Other than a gain on translation recorded through the cumulative translation adjustments there have been no other movements in goodwill accounts.

6. Property and equipment, net

Property and equipment consisted of:

	September 30,2003			December 31,2002
	Cost	Accumulated depreciation	Net Book Value	Net Book Value
Cable network	US$ 799,159	US$ (509,728)	US$ 289,431	US$ 264,834
Data processing equipment	82,581	(53,871)	28,710	30,599
Buildings and improvements	10,151	(6,044)	4,107	3,502
Fixtures, fittings and installations	10,081	(5,428)	4,653	4,377
Vehicles	2,295	(1,791)	504	502
Other	63,268	(52,200)	11,068	7,588
	967,535	(629,062)	338,473	311,402
Cable construction materials	39,065		39,065	37,641
Land	1,053		1,053	871
Total property and equipment, net	US$ 1,007,653	US$ (629,062)	US$ 378,591	US$ 349,914

7. Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, stockholders and with companies related to stockholders.

The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Programadora Ltda. (formely Globosat Comunicações Ltda), a company related to Globo Group and from non-related parties pursuant to a distribution agreement. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura, Canal Brazil and Sex Hot. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Sky Brasil Serviços Ltda. (formerly Net Sat Serviços Ltda), the related party competitor company that distributes video content through its DBS systems.

The renegotiations with the main content providers are completed. According to the new terms of the executed programming agreements, the programming costs were de-denominated into Brazilian reais benefiting the nine-month period ended September 30, 2003. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$2,750, which have been reclassified as deferred programming benefits to be amortized as a reduction of the future programming costs, over the new term of the agreements, ranging from 36 to 48 months, and/or to reduce marketing costs, depending on certain specific events.

As part of the renegotiation of the programming costs, it is agreed that the unpaid amounts due to Globosat, Canal Brazil and TV Globo , related to the year ended December 31, 2002 will be paid in 24 monthly installments, as from January 2004. These future payments are guaranteed by a promissory note in the amount equivalent to approximately US$ 5,800 as of September 30, 2003.

The broker commission amounts paid to Net Brasil during the nine-month period ended September 30, 2003 was US$ 1,697 (September 30, 2002 – US$ 1,548 ). The amounts paid to Globosat for programming during the nine-month period ended September 30, 2003 was US$ 20,043 (September 30, 2002 – US$ 12,138).

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the nine-month period ended September 30, 2003 was US$ 3,948 (September 30, 2002 – US$ 5,414).

The amounts due to and from related parties as of September 30, 2003 and December 31, 2002 are as follows:

	September 30,2003		December 31,2002
	Current liabilities	Long-term liabilities	Current assets	Current liabilities	Long-term liabilities
Distel Holding S.A.	US$ -	US$ -	US$ -	US$ -	US$ 566
RBS Administração e Cobrança Ltda.	-	-	-	-	315
Net Brasil S.A	53,469	6,573	-	49,927	-
Globosat Programadora Ltda.	2,478	2,591	-	2,223	-
TV Globo Ltda.	430	716	-	-	-
Canal Brazil S.A.	187	312	-	-
Other	199	-	14	-	-
	US$ 56,763	US$ 10,192	US$ 14	US$ 52,150	US$ 881

The amounts due to Net Brasil S.A., Globosat Programadora Ltda., TV Globo Ltda. and Canal Brazil S.A. are classified as “Accounts payable to programmers”.

8. Debt

The debt consisted of:

	September 30, 2003	December 31, 2002
U.S.dollar denominated debt:
(i) Multicanal Senior Guaranteed Notes	US$ 97,692	US$ 97,692
(ii) Net Sul Floating Rate Notes	72,300	72,300
(iii) Trade Financing Loans	17,910	20,612
(iv) Working Capital Loans	19,732	17,030
(v) Facilities from the International Finance Corporation IFC	11,681	11,681
	219,315	219,315
Brazilian R$ denominated debt:
(vi) Non-Convertible debentures	66,751	55,229
(iv) Working Capital Loans	36,682	30,056
(vii) Convertible Debentures with interest due annually at an annual interest rate of 12% over the indexation at the IGPM domestic index	14,518	11,444
Other	8,498	7,704
	126,449	104,433
Short-term debt	US$ 345,764	US$ 323,748

The various annual base rates used to determine the interest rate of the Company’s debt at September 30, 2003 and December 31, 2002, follows:

	September 30, 2003	December31, 2002
LIBOR	1.18%	1.44%
TJLP	12%	10%
CDI	19.71%	24.83%
IGPM	21.42%	25.30%

(i) Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the “Notes”) due June 18, 2004 with interest on the Notes is payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company’s subsidiaries, except for Anápolis, Net Rio S.A., Net BrasÍlia S.A. and Net Recife S.A and others subsidiaries acquired after its issue. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

According to the terms of the Senior Notes payments in respect of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004, then the Company will be required to pay withholding taxes retroactively on interest, fees and commissions paid in connection with the Notes from the date of issuance. The Company recorded an accrual for these potential withholding tax expenses in the amount of US$ 18,102 in connection with the notes maturity acceleration. The accrual is included with interest payable on the balance sheet.

At September 30, 2003, the Company is in compliance with the net debt over operating cash flow financial covenant, which as defined in the agreement should not exceed 6.0 ratio for that period.

(ii) Net Sul Floating Rate Notes

On October 28, 1997 Net Sul Comunicações Ltda. issued US$ 80,000 in Floating Rate Notes, the US$ 48,000 Series A Floating Rate Notes due 2005 (the “Series A Notes”), the US$ 11,000 Series B Floating Rate Notes due 2005 (the “Series B Notes”) and the US$ 21,000 Series C Floating Rate Notes due 2005 (the “Series C Notes”), together the “Floating Rate Notes”. Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each of the year as from January 31, 1998. Floating Notes Series A bear interest of LIBOR plus 3.625% and Series B and C, LIBOR plus 3.00%. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by each Net Sul subsidiary guarantors.

Due to acquisition of Net Sul Comunicações Ltda., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption put options were US$ 32,000 and US$ 48,000 due in October 2002 and October 2003 respectively, with a final due date in October 2005.

On August 30, 2002, deadline for the exercise of the put option for the US$ 32 million Notes, holders of Notes in the amount of US$ 7.7 million, notified the Company of their intent to exercise their put option. On October 30, 2002, the wholly owned subsidiary Jonquil Ventures Limited acquired the Notes from these holders in the secondary market.

During August 2003, the deadline for the original exercise of the put option of the US$ 48 million Notes, holders of Notes in the amount of US$ 2.0 million notified the Company of their intend to exercise their put option. The Company did not make payment as required. On August 28, 2003, the Company extended the put option exercise period of the US$ 48 million Notes to January 30, 2004. The revised put option requires the noteholders which needs to be exercised by each noteholder not less then 15 days prior to the extended put option date.

The “ Floating Rate Notes “ issuance agreement determines that the Company should maintain the interest coverage ratio, EBITDA (earnings before tax, interest, depreciation and amortization) over net interest expense, as defined in the agreement above 2.00 for the fiscal year 2003. On September 30, 2003, this ratio was 0.80, calculated according to the terms of the agreement and based on USGAAP.

(iii) Trade Financing Loans

Trade Financing loans are short-term loans with local banks, guaranteed by the Company or its wholly-owned subsidiary Multicanal Telecomunicações S.A. or a combination thereof. Average nominal interest rates were LIBOR plus 0.125% per annum at September 30, 2003 (7.90% at December 31, 2002). As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(iv) Working Capital Loans

The working capital loans obtained at local banks bear interest of CDI plus 3.10% per annum. These loans became overdue in December 2002 and include interest and other penalties accrued according to the agreements. As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(v) International Finance Corporation (IFC)

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR.
The Company did not fulfill the interest payment of US$ 398.5 due on April 15, 2003 and US$ 326 due on October 15, 2003.
The Company is not in compliance with the financial covenants related to the IFC debt.

(vi) Non-Convertible Debentures due December 3, 2003

On February 7, 2001, the Company issued Real – denominated debentures in an aggregate principal amount of R$ 200,000 thousand (equivalent to US$ 98,039 on issuance date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 each (equivalent to US$ 4.90 on issuance date).

The Company is in compliance with the financial covenants related to the non-convertible debentures.

(vii) Convertible Debentures due December 1, 2006

From November 1999 through January 2000, the Company issued 3,500 Real –denominated convertible debentures, each of which has a face value of R$ 100 thousand (equivalent to US$ 51.74 on that date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090 on that date), convertible into preferred shares maturing in December 2006.

The Company is in compliance with the financial covenants related to the convertible debentures.

9. Stockholder’s equity

Capital stock can be increased up to the limit of R$5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At September 30, 2003, the Company’s local currency financial statements presented an accumulated deficit of US$ 51,943.

10. Commitments and contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

The reserves for contingent liabilities are summarized below:

	September 30, 2003	December31, 2002
Tax related matters	US$ 121,593	US$ 99,525
Labor related claims	10,833	6,958
Civil related claims	8,160	5,665
Total	US$ 140,586	US$ 112,148

As part of ongoing review of the sufficiency of the reserves and in connection with new tax risks arising in 2003, a reserve of US$ 3,754 was established to cover potential losses associated with the PIS and COFINS taxation over exchange gains during the nine-month period ended September 30, 2003.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

In connection with some of these proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made with related judicial court is US$ 21,955 (December 31, 2002 -US$ 30,426), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1st, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.